Filed Pursuant to Rule 433
Registration Statement No. 333-271881

Jefferies Financial Group Inc.
Market Linked Notes

Market Linked Notes— Auto-Callable with Contingent Coupon and Principal Return at Maturity
Notes Linked to the Lowest Performing of the Class A Common Stock of DraftKings Inc., the Class A Common Stock of
CrowdStrike Holdings, Inc., the Common Stock of Constellation Energy Corporation and the Class A Common Stock of
Carvana Co. due July 30, 2030
Term Sheet to Preliminary Pricing Supplement dated July 11, 2025

Summary of Terms
Issuer:	Jefferies Financial Group Inc.
Underlying Stocks:
Class A common stock of DraftKings Inc. (Bloomberg ticker: DKNG), Class A common stock of CrowdStrike Holdings, Inc. (Bloomberg ticker: CRWD), common stock of Constellation Energy Corporation (Bloomberg ticker: CEG) the Class A common stock of Carvana Co. (Bloomberg ticker: CVNA) (each referred to as an “Underlying Stock,” and collectively as the “Underlying Stocks”).

Pricing Date*:	July 25, 2025
Issue Date*:	July 30, 2025
Face Amount and Original Offering Price:	$1,000 per security
Contingent Coupon Payments:
On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the stock closing price of the lowest performing Underlying Stock on the related calculation day is greater than or equal to its coupon threshold price. Each “contingent coupon payment,” if any, will be calculated per security as follows: ($1,000 × contingent coupon rate)/12.

Contingent Coupon Payment Dates:	Monthly, on the third business day following each calculation day; provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date.
Contingent Coupon Rate”	At least 12.20% per annum, to be determined on the pricing date.
Automatic Call:
If the stock closing price of the lowest performing Underlying Stock on any of the calculation days from July 2026 to June 2030, inclusive, is greater than or equal to its starting price, the notes will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security equal to the face amount plus a final contingent coupon payment.

Calculation Days*:	Monthly, on the 25th day of each month, commencing August 2025 and ending June 2030, and on July 25, 2030 (the “final calculation day”)
Call Settlement Date:	Three business days after the applicable calculation day.
Performance Factor:	With respect to an Underlying Stock on any calculation day, its stock closing price on such calculation day divided by its starting price (expressed as a percentage).
Maturity Payment Amount (per security):	$1,000
Lowest Performing Underlying Stock:	For any calculation day, the lowest performing Underlying Stock will be the Underlying Stock with the lowest performance factor on that calculation day.
Stated Maturity Date*:	July 30, 2030
Starting Price:	For each Underlying Stock, its stock closing price on the pricing date
Ending Price:	For each Underlying Stock, its stock closing price on the final calculation day
Coupon Threshold Price:	For each Underlying Stock, 75% of its starting price
*subject to change
** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services
Summary of Terms (continued)
Calculation Agent:	Jefferies Financial Services Inc. (“JFSI”), a wholly owned subsidiary of Jefferies Financial Group Inc.
Denominations:	$1,000 and any integral multiple of $1,000
Agents Discount**:
Up to 3.325%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.00% and WFS may pay 0.075% of the agent’s discount to WFA as a distribution expense fee

CUSIP:	47233YKU8
Material Tax Consequences:	See the preliminary pricing supplement.

We estimate that the value of each note on the pricing date will be approximately $949.20, or within $30.00 of that estimate.  See “Estimated Value of the Notes” in the accompanying preliminary pricing supplement for more information.

Preliminary Pricing Supplement:
https://www.sec.gov/Archives/edgar/data/96223/000114036125025641/ef20051845_424b2.htm

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities.  See “Selected Risk Considerations” in this term sheet and the accompanying preliminary pricing supplement and “Risk Factors” in the accompanying product supplement.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations
The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement and the “Risk Factors” section in the accompanying product supplement. Please review those risk disclosures carefully.

•	You May Receive Only the Face Amount of Your Notes at Maturity.
•	The Notes Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Notes.
•	The Notes Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stocks Perform Favorably.
•
Your Return On The Notes Will Depend Solely On The Performance Of The Underlying Stock That Is The Lowest Performing Underlying Stock On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.

•	You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Stocks.
•	You Will Not Participate In Any Positive Performance Of Any Underlying Stock.
•	Higher Contingent Coupon Rates Are Associated With Greater Risk.
•	The Notes Are Subject To A Potential Automatic Call, Which Would Limit Your Ability To Receive Further Payment On The Notes.
•	A Contingent Coupon Payment Date, A Call Settlement Date Or The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.
•	The Tax Treatment of Your Notes is Uncertain. However, It Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes.
•
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Securities, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Securities to Provide Information to Tax Authorities.

•	The Notes Are Subject To Our Credit Risk.
•	The Estimated Value Of The Notes On The Pricing Date, Based On Jefferies LLC Proprietary Pricing Models At That Time And Our Internal Funding Rate, Will Be Less Than The Original Offering Price.
•	The Estimated Value Of The Notes Was Determined For Us By Our Subsidiary Using Proprietary Pricing Models.
•	The Estimated Value Of The Notes Would Be Lower If It Were Calculated Based On Our Secondary Market Rate.
•	The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which WFS, Jefferies LLC Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.
•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•	The Notes Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Notes To Develop.
•
Any Payments On The Notes And Whether The Notes Are Automatically Called Will Depend Upon The Performance Of Each Underlying Stock And Therefore The Notes Are Subject To The Risks Associated With The Underlying Stocks, As Discussed In The Accompanying Pricing Supplement and Product Supplement.

•	The Underlying Stocks Have Limited Actual Historical Information.
•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Jefferies LLC.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.